WC-RIDER-ny        Page 1

GREAT-WEST LIFE & ANNUITY
INSURANCE COMPANY OF NEW YORK
A Stock Company
[50 Main Street, 10th Floor
White Plains, NY 10606]
[1-877-723-8723]

Withdrawal Charge Rider

PLEASE READ CAREFULLY.

Great-West Life & Annuity Insurance Company of New York (the “Company”) has issued this Withdrawal Charge Rider as part of the Contract to which it is attached.

All provisions of the Contract that do not conflict with the rider apply to this rider. Where there is any conflict between the rider provisions and the Contract provisions, the rider provisions prevail.

The purpose of this rider is to reduce the Withdrawal Charge Schedule of the Contract to which it is attached from seven to five years.

This rider is issued to the Owner(s) as shown on the Contract Data Page. It takes effect on the Effective Date shown on the Contract Data Page.

Once terminated this Rider may not be reinstated.

Signed for Great-West Life & Annuity Insurance Company of New York on the issuance of the rider.

[/s/ Richard Schultz]        [/s/ Robert L. Reynolds]
[Richard Schultz,]                    [Robert L. Reynolds,]
[Secretary]                    [President and Chief Executive Officer]

This rider will amend WITHDRAWAL CHARGES on the Contract Data Page as follows:

[Age of Contribution (Being Withdrawn)	Withdrawal Charge %
Less than one year old	5%
1 year old or older, but not yet 2 years old	5%
2 years old or older, but not yet 3 years old	4%
3 years old or older, but not yet 4 years old	3%
4 years old or older, but not yet 5 years old	2%
5 years old or older	0%]

The cost of this rider will show on your Contract Data Page and will be reflected as an additional mortality and expense charge (until the Contract is terminated).

This rider terminates on the earliest of:

a.	When the Contract to which it is attached terminates;

b.	Upon full surrender of the Contract or death of the Owner(s) or Annuitant(s), if the Surviving Spouse does not elect to continue the Contract in force.